



HOME61

Real Estate marketplace

Better, Simpler, Smarter Real Estate

" *I do want a real estate agent to help me through this complex process and to make sure I don't get ripped off. But just like the rest of the products and services I use, I expect transparency and flexibility.*

Open letter from millennials to the real estate industry



COMPANY OVERVIEW

2016

$44M
In sales

Profitable
Unit economics

$1.2M
In revenues

x2
YOY Growth

$568K
In gross margin

10%
Contribution margin

416
Transactions

30
Agents

Industry
Residential Real Estate Industry

■ Sales

$44 M

$24 M

$2 M

2014   2015   2016



EXPECTED GROWTH
5 Year forecast



$1 Bn in Sales



2 New Cities

Sales

$1,400 M	
$1,200 M	$1,208 M
$1,000 M	
$800 M	$698 M
$600 M	
$400 M	$399 M
$200 M	$195 M
$0 M	$2 M $24 M $44 M $77 M

2014 2015 2016 2017 2018 2019 2020 2021

HOME61 IS FUNDAMENTALLY DIFFERENT

A **proven business** model that generates **profitable unit economics**

We built a **marketplace** where clients and agents interact rapidly and efficiently

A **great experience** for clients and a sustainable business for agent



HOME61
Rentals
Sales
Sell
My Home
Find Your Miami Home With Us
We believe finding a new home should be simple and exciting.
472
Home61 Closings
4.9/5
Agent Rating
1m42sec
Response Time
SALES
RENTALS
Access More Properties
15,432
VISIT THEM NOW!

A HUGE OPPORTUNITY
USA Residential Real Estate



$60Bn
In revenues

Buyer Search platform : Zillow, trulia, realtor.com
Agent Search platform: Homelight, zillow, trulia,...
Hybrid, Online brokerage: Refin, Compass, Triplemint,..

Franchises
25%

"Mom and pop Shops"

Local Brokers
75%

PROBLEM : BUYING | SELLING A HOME IS A HASSLE



COMPLEX TRANSACTION

Property search, offers, contracts, contingencies, Inspections, title search, liens, FHA, conventional and jumbo mortgages, HOA's,….



NO TRUST IN AGENT

No quality standards
No online reputation
Lack of transparency
Unprofessional



OUTDATED TECH

No investment in technologies
Local websites are old and out of touch
No back office processes

SOLUTION: A TECH POWERED BROKERAGE



A TRUSTED SOURCE

Service standardization - Uberization
All-in-one source with simplify processes
In-house transaction coordinator, real
estate lawyer,…



FULL TRUST IN AGENT

Mandatory On-boarding
On-going training
Online profile, reviews and past
transactions



NEW TECHNOLOGY

Full transparency on offers
100% available listings
Property data analytics
Ubiquitous features

HOME61 ECOSYSTEM GENERATES VALUE FOR EVERYONE

A Better, simpler and smarter experience for buyer and sellers

More Revenues, more professionalism for agents



BUYING AGENT

SELLERS

HOME61

BUYERS

SELLING AGENT

HOME61 EXPERIENCE

SELECT YOUR PROPERTY

MEET YOUR AGENT IN MINUTES.

CONTROL ALL IN ONE PLACE

MOVE IN YOUR HOME





Our algorithm matches you instantly with our agent best suited for your need.



5.0 ⭐

Eva Cavero

Miami Beach, South Beach, North Miami





SIMPLE

100% of properties available within a click using data analytics target the right home

FULL TRANSPARENCY

Access past transactions, rating and reviews instantly.

CONVENIENCE

Schedule, rate, make offers, track deals all in one place. No apps needed.

GREAT EXPERIENCE

All your needs solved. A better, simpler and smarter Real Estate.

OUR CLIENTS LOVE US









5.0 ★

4.9 ★

5.0

Wonderlust
WELCOME HOME

Reviewed by over 1,200 clients.

ACHIEVING SOLID AGENTS RETENTION
Agents retention by cohort

FROM ALL AGENTS RECRUITED IN 2015, 88% OF THEM ARE STILL WITH US

	0	1	2	3	4	5	6	7	8	9	10	11	12
From 2015	100%	100%	100%	94%	94%	94%	94%	88%	88%	88%	88%	88%	88%
Feb-16	100%	100%	100%	100%	100%	100%	67%	67%	67%	33%	33%	33%	
Mar-16	100%	100%	100%	100%	100%	100%	100%	100%	100%	50%	50%		
Apr-16	100%	100%	100%	63%	50%	50%	50%	50%	50%	50%			
May-16	100%	100%	100%	67%	33%	33%	33%	33%	33%				
Jun-16	100%	100%	100%	100%	100%	100%	100%	100%					
Jul-16	100%	100%	100%	0%	0%	0%	0%						
Aug-16	100%	100%	100%	100%	100%	100%							
Sep-16	100%	100%	100%	100%	100%								
Oct-16	100%	100%	100%	100%									
Nov-16	0%	0%	0%										
Dec-16	100%	100%											

WITH REVENUE GROWTH FOR AGENTS
Average agents revenues by cohort



HOME61 IS A ROBUST SOURCE OF INCOME FOR AGENT
With less than 3 transactions per year on average, being an agent with a regular broker is not sustainable.

WHY AGENTS LOVE HOME61?

- We generate 95% of their business and we create their referral network
- We train them to become professionals
- We launch their career.

RESULTS

- They close 7x more deal than their peers
- They earn 3x more the first year
- Over 80% retention after 12 months

15.80
Transactions on Year 1

X 7
Market average



$40.3K
First year Revenues



HOME61 TAKE RATES

	SALES TRANSACTION	**RENTAL TRANSACTION**
Commission Buyer side	3%	½ Month Rent
Commission Owner side	3%	½ Month Rent
Commission Both side	6%	1 Month



WITH STRONG UNIT ECONOMICS
Since Inception

	$	%	Comments
AOV	**106,687**		GMV per transaction
Revenue Per Transaction	**3,033.4**	**2.8%**	Take rate : Net revenue
Commission Paid	(1,604.0)	52.9%	Commission Paid to Agents
Marketing Acquistion	(956.6)	31.5%	Online marketing Spending for leads
Cost Per Transaction	**(2,560.5)**	**84.4%**	
Contribution	**472.9**	**15.6%**	

IT'S TIME TO EXPAND TO NEW CITIES



5.49 Million
Transactions



$232,000
Median Sales Price



3.6 Months
Inventory

10 Cities represents a $13.8 Bn opportunity

City	# Sales Transactions *	Median Sale Price*	Market Size	Home61 Opportunity**
Miami	***125,897***	***$ 225,750***	***$28.4 Bn***	***$1.7 Bn***
Los Angeles	83,271	$ 538,500	$44.8 Bn	$2.7 Bn
Washington	90,707	$ 358,150	$32.5 Bn	$2.0 Bn
Chicago	132,058	$ 211,750	$28.0 Bn	$1.7 Bn
Phoenix	90,417	$ 214,300	$19.4 Bn	$1.2 Bn
Denver	59,045	$ 303,550	$17.9 Bn	$1.1 Bn
Dallas	86,623	$ 206,050	$17.8 Bn	$1.1 Bn
Atlanta	85,021	$ 192,735	$16.4 Bn	$1.0 Bn
Philadelphia	72,574	$ 214,508	$15.6 Bn	$0.9 Bn
Houston	37,122	$ 240,152	$8.9 Bn	$0.5 Bn
	862,735	**2,705,445**	**$229.7 Bn**	**$13.8 Bn**

**Data Based on Zillow Research (MLS)*

*** 6.0% commission rate*

2016 National Association of realtor

FIVE YEAR FORECAST
P&L ($)

HOME61 ($)	2014	2015	2016	Forecast 2017	2018	2019	2020	2021
Sales Volume (GMV)	$2 M	$24 M	$44 M	$77 M	$195M	$399M	$698M	$1,208M
Income	$0.06 M	$0.75 M	$1.17 M	$2.43 M	$6.27 M	$12.46M	$21.41M	$36.34M
GOGS	$0.04 M	$0.42 M	$0.60 M	$1.29 M	$3.45 M	$6.98 M	$12.02 M	$20.45 M
GROSS PROFIT	$0.02M	$0.33M	$0.57M	$1.14M	$2.82M	$5.48M	$9.39M	$15.89M
% of income	36.5%	44.5%	48.6%	47.0%	45.0%	44.0%	43.9%	43.7%
Marketing	$0.01 M	$0.16 M	$0.45 M	$0.64 M	$1.16 M	$1.58 M	$2.21 M	$2.91 M
Human Resources	$0.06 M	$0.35 M	$0.50 M	$1.04 M	$2.23 M	$2.43 M	$2.59 M	$2.76 M
Professional Fees	$0.05 M	$0.22 M	$0.31 M	$0.38 M	$0.57 M	$0.88 M	$1.23 M	$1.79 M
G&A	$0.01 M	$0.13 M	$0.17 M	$0.17 M	$0.38 M	$0.52 M	$0.71 M	$0.93 M
EBITDA	($0.11) M	($0.52) M	($0.87) M	($1.09) M	($1.52) M	$0.63 M	$2.65 M	$7.49 M
% of income	-165.6%	-69.7%	-74.2%	-45.0%	-24.3%	0.5%	12.4%	20.6%
% of Gross Profit	-454.1%	-156.5%	-152.9%	-95.7%	-54.1%	1.2%	28.2%	47.1%

Assumptions: 2 new cities

HOME61 LED BY A PROVEN TEAM



Olivier GRINDA	Olivier BRION	Cyril CARBONNIER	Brian PARAN	Peter ABRAMS
CEO	COO	CTO	Head of Sales	Head of Talent
PRODUCT | MARKETING	OPERATIONS	TECH GURU	REAL ESTATE	AGENT RECRUITMENT

Experiences founders with multiple exits. Home61 combines top talent in tech and real estate with graduates from top MBA programs from Europe and the USA.

BACKED BY GREAT INVESTORS, ANGELS AND FOUNDERS FROM AMAZING COMPANIES


Dave Mclure


Xavier Niel


Fabrice Grinda

FOUNDERS THAT ARE BACKING US

 ADORE ME   beepi   peopleperhour   UBER    webpay plus transbank   LOOT MARKET   OFFICENET STAPLES Simplifica tu vida en el trabajo   slated

CARSON STREET CLOTHIERS   LOFTY    harrenmedia   printi    delcampe.net    tape   bankFacil

THE DEAL

Fund Raise Amount

$3.0 M

USD

Already Committed

$1.8 M

USD

Use of the proceeds

Expand to 2 new cities

Marketing & Operations

Get to $1bn within 5 years

Fundraising Contacts

Olivier Grinda
og@home61.com

APPENDIX

HOME61 IN THE PRESS





HOME61 SOCIAL MEDIA & REVIEWS

Instagram
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534 following
Home 61 Online real estate company helping you find your next home in Miami- apartments, condos, and homes. As seen in Forbes and Miami Herald.
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3401 N Miami Ave
Ste 210
Miami, FL 33131
Midtown
Get Directions
(844) 843-6161
home61.com
Contact agent
Replies in about 1 day - 100% response rate
Happy Halloween!
"When i selected the property they gave me a personal assistant right away to help me coordonate with my needs and my agenda." in 2 reviews
"I love how simple it is to look for a place and how they give you a description on what their is to like about the area and what their is to dislike." in 2 reviews
Abraham Ash
17 reviews
2.8 miles away from Home61
Leigh M. said "My husband and I recently relocated to Miami from the Northeast. We knew little about the area and knew we had to find a resource to help guide us in our search for an apartment. I found Abraham via a..." read more
in Real Estate Agents
Inés Gómez-Acebo
1 review
1.1 miles away from Home61
The Real Estate experience you need!! If you are buying, selling, leasing, renting or investing I am the professional for you. We have the best professionals in every field required to complete a perfect transaction! ;-) . read more
in Real Estate Agents
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HOME61 BLOG

10 Must Have Tools for New Homeowners or Apartment Renters

The "emergency" maintenance worker never seems to be around when there is an urgent need for him at your apartment. Now, if you have just leveled up in adulthood and bought your own home, you should start a membership with Angie's List today (just in case).



Most apartment or home issues are solvable by the renter or homeowner, or your very nice neighbor. Here is Home 61's list of MUST HAVE tools for any renter or homeowner for when, you know, stuff happens.

1. A Phillips Screwdriver is the single most important thing, ever. Okay, maybe that's going a bit overboard. However, a Phillips screwdriver is very handy when you need to put that furniture from Ikea together or when you're changing your locks to your home.

2. A Flathead screwdriver is less important, but still vital to your toolkit. For example, when you need to change your light switch plates this is the type of screwdriver you'd use. It's a good idea to have both types of hand, so you look like you're a legit homeowner whose ready for anything.

Things To Know Before Getting a Dog in a Apartment

Man's best friend belongs in a chic Miami apartment, but Home 61 has a list of things to consider before you adopt Fido from the local Humane Society. (Seriously, adopt don't shop. There are many pure bred dogs available on Petfinder.Com, puppies are given up for adoption every single day)!



The first thing to consider when bringing in a dog to a new apartment is to consider the breed you let join your family, because not every dog is a couch potato. Unless, you'll be dropping off the pooch at doggy day care we recommend sticking to docile tranquil breeds like rescued Greyhounds, Bull Mastiffs, King Charles Cavaliers, American & French Bulldogs, Pugs, Great Danes, and Bichon Frises. These dogs vary in appearance and size, but all are deemed to thrive in apartments because they don't need excessive amounts of room or exercise. Breeds such as Boxers, Australian or German Shepherds, or any poodle mix can be very active, easily bored, and incredibly playful-these breeds either need a dog walker, doggy day care, or a yard.

Next, consider what the HOA or leasing agency is likely to have as a restriction. Many "bully breeds" or large breeds over a certain weight are typically denied access to that perfect apartment.

Furthermore, most companies require pet insurance, pet rent, and a pet deposit fee upon moving in to protect the community and property from any incidental damage.

Lastly, consider how close to the neighbor you are and really think about how vocal your dog may

How To Furnish a Studio Apartment

Apartments in Miami just seem to get smaller. With the price of rent high, it seems easy enough to squeeze ourselves into shoeboxes studio apartments. Miami is a minimalist, art-deco time with a keen disposition to all things beautiful. In a city like Miami, you need a great pad to impress guests and room for all those bathing suits.



How to Furnish a Studio Apartment (the right way)

1. While a studio is one big room, it's important to conquer and divide the space into segments to avoid chaos. Your ironing board should NOT be doubling up as a side table to your futon.

-The best way to do this is to separate the living/eating area away from the sleeping area and to keep all clothing out of sights in clever storage and in your closets.

2. Invest in multi-functional furniture pieces such as ottomans that double as storage or a bed frame with additional storage drawers underneath.

3. Apartments feel small when everything looks the same, there is no lighting, and there is no life on the walls. Consider getting bold decorative pieces such as printed pillows, colorful curtains, stylish mirrors, and open the blinds for an apartment filled with natural lighting.

4. Since the bed will be the focus on the space and it will be seen by all visitors, make sure you spend a considerable amount of time picking up a bed frame and headboard. A futon will make the studio look under-furnished and a large bedroom set will overwhelm the space. Keep the bed neat, choose stylish bedding sets, and find additional seating to avoid the bed becoming a couch.

5. The bathroom is the only separate room in a studio. Consider purchasing additional over the toilet storage solutions or swapping out the medicine cabinet to create a stylish and functional bathroom. Use behind the door storage solutions for easily hidden storage for items such as hair dryers, hair straighteners, and wash clothes.

6. Lastly, keep it minimal and tidy. If you wash your laundry once a month, your studio will be overloaded with clothes and you'll have to find more places for the stockpile of sheets and

HOME61 WEBSITE

- 100 % of listings available
- Multiple search Criteria
- Direct contact feature
- Property visits scheduling

- Full listing information
- Listings data analytics
- Comparable
- Fully responsive



HOME61
+1 (786) 504-0861
Rentals
Sales
My Homes
My Calendar
Neighborhoods
Sign in
Neighborhood
Any Condo
Any Type
Any Beds
Price
More
3D
$735,000 • $1,250,000
3032 Mcdonald St
See the 3 listings
$1,099,000 • $4,400,000
10 Edgewater Dr
See the 12 listings
$749,900 • $1,399,000
3333 Rice St
See the 2 listings
$8,900,000 • 6 beds • 6 baths
3467 N Moorings Wy
CONTACT TO VISIT

HOME61
Rentals
Sales
My Homes
My Calendar
Neighborhoods
Hey Olivier
900 Brickell Key Blvd, Apt 2605, Miami, FL 33131
FAVORITE
DIRECTIONS
SHARE
PRINT
$1,160,000
2 Beds
2 Baths
CONTACT TO VISIT
OLIVIER BRION
97
AMENITIES
Air Conditioning
Central Heat
Refrigerator
Dishwasher
Washer
Walk-In Closets
Bay
Pool
Doorman
Valet
Gym
Impact Windows
KEY FEATURES
Living area 1,326 sqft
Maintenance $ 1,388
Tax $19,580
Half Bath/WC 1
Parking Space 2
Floor # 26th / 36
Building Asia Condo
On market 282 days
$/sqft $ 875
Type apartment
Unit # 2605
Year Built 2008
Zip Code 33131
Ref./MLS ID A10066774
DESCRIPTION
Spectacular unit in brickell key in elegant asia building.Second bedroom larger than original line. Floor to ceiling windows, 2 parking spaces (tandem) + storage, 12' ceiling height, tennis court, racquetball, resistance pool, valet parking, miele appliances.If interested furniture can be sold.
PUBLIC TRANSPORTATION
Bayfront Park
Brickell Loop
Downtown
Omni Loop
Knight Center
Fifth Street
Eighth Street

HOME61 BACK OFFICE FULLY INTEGRATED APP

Dashboard | tasks
Lead management
Property visit scheduling
Contract editing | e-signing

Reviews
Recommendations
Listing search, data analytics
Social media reach

INDUSTRY STANDARDS PREVENTED TRADITIONAL BROKERS FROM CHANGING

TECHNOLOGIES
Simple Web site with basic search functions using IDX feed. No Back Office, no lead generation.

AGENTS CONTROL THE BUSINESS
100% of the Broker business is generated by its Agents. Agents control their marketing and communication to generate new clients hence keeping 90% of the revenue.

SCALABILITY
All processes are handled directly by the agent as a one-man operation.

NO MARKETING FOR AGENTS
Brokers don't invest on their agent as they take rate on their business is less than 20%.



HOME61 HAS STRONG COMPETITIVE ADVANTAGES

TECHNOLOGIES
Using latest technologies for a better user experience and efficient local marketing.

STANDARDIZED SERVICE QUALITY
Mandatory on-boarding (3 weeks) and On-going training that are controlled on a regular basis with testing and client reviews : Sales, tech, real estate practices, Behavior and culture,…

SCALABILITY
All redundant processes are automatized and simplified for easier use and faster deployment.

EFFICIENT MARKETING FOR AGENTS
All Online marketing and communication is homogenized by a team of expert.



HOME61 BARRIERS TO ENTRY



TECHNICAL
- Front-end & Back-end coding in multiple programming languages.
- Data mining | Data integration using API's | A.I. and Machine leaning
- Responsive coding



MARKETING
- Multi-channel online marketing: SEM, SEO, Retargeting, Social Media, Ad-Display,, …
- Data Marketing Analysis for predictive marketing and ultra-local reach.
- Offline: PR, Flyers, Events, Mailers, TV Ad.
- Tracking and optimizing performance based on ROI.



OPERATION PROCESSES
- Lead Flow Management Systems
- In depth Sales Management and Real Estate best practices
- Legal documentation, execution and escalations using automatization.



TIME & CAPITAL RESOURCES
- Long Term Vision and Goals
- Investing for the future



View it in your browser
HOME61
How was your agent today?
Stefani Miller
Home61 Agent
+1 (206) 747-0691
stefani@home61.com
Your feedback is important to us please rate him:

COMPETITIVE REAL ESTATE TECH BROKERS LANDSCAPE

	HOME61	REDFIN	COMPASS	OPENDOOR	LOCAL BROKERS
Years of Operation	2	11	4	3	N/A
Compete on Client		YES	NO	NO	YES
Compete on Agent recruiting		YES	NO	NO	YES
Business Model (Market)	Transactional	Transactional Lead generation	Transactional	Asset Management FLIP	Transactional
Value Proposition (Agent)	Boost Agent Business (lead Gen.)	Agent on Salary (Security)	Bring Tech to High End Agent	-	Nice office
Value Proposition (Client)	Better and Smarter Real Estate Experience	Discount fees	High End Agents	We buy your home in 30 days at market value	None
Expansion Strategy	Ultra local with Physical presence	Nationwide No Local Presence	Ultra local with Physical presence	Nationwide No Local Presence	One neighborhood
Latest Round	$3 MM @ $8 MM	$166 MM @ $500 MM	$70 MM @ $1 Bn	$210 MM @ $1 Bn	N/A
Monthly Burn	< 100K	> 2MM	> 10 MM	> 15 MM	+5.0 K EBITDA

GROWTH ECONOMICS
Since Inception

$1.00
Marketing
=
$3.71
Revenue

SOURCE OF REVENUES



Referrals
60%

Paid Marketing
Channels
30%

Organic
10%

UNIT ECONOMICS : SALES vs RENTALS
2016

($)	SALES	RENTALS	Comments
AOV	**417,495**	**24,511**	GMV per transaction
Revenue Per Transaction	**9,183.0**	**1,120.9**	Take rate : Net revenue
Commission Paid	(4,453.5)	(533.1)	Commission Paid to Agents
Marketing Acquistion	(1,860.0)	(631.4)	Online marketing Spending for leads
Cost Per Transaction	**(6,313.5)**	**(1,164.6)**	
Contribution	**2,869.5**	**(43.7)**	

FINANCIALS

P&L summary ($) | Since inception

349.3K
Unique Visitors

18.6K
Sign-ups

3.2K
Qualified Leads

654
Deal Closed

5.3%
Conversion

17.5%
Conversion

20.0%
Conversion

HOME61 ($)	2014	2015	2016
Sales Volume (GMV)	**2 M**	**24 M**	**44 M**
Income	**64,243**	**750,057**	**1,169,524**
GOGS	40,822	416,081	601,504
GROSS PROFIT	**23,421**	**333,976**	**568,020**
% of income	*36.5%*	*44.5%*	*48.6%*
Marketing	10,498	163,814	451,275
Human Resources	57,182	350,723	501,602
Professional Fees	49,351	216,410	312,033
G&A	12,753	125,779	171,401
EBITDA	**(106,363)**	**(522,750)**	**(868,292)**

AVERAGE TRANSACTION VALUE : SALES

2016 data

$479,833

HOME61

$385,427

MIAMI GREATER AREA



AVERAGE TRANSACTION VALUE : RENTALS

2016 data

$2,009 /Months

HOME61

$2,100/Months

MIAMI GREATER AREA



WITH A UNIQUE VALUE PROPOSITION TO CLIENTS

A MUCH BETTER EXPERIENCE



BUYERS

Great UI/UX search capabilities accompanied with a superior service, standardized and transparent.



SELLERS

Excellent property data analytics that help price right and sell fast with a continued service and transparency.